SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             AMENDMENT NO. 5
                                    to
                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                           HUGHES SUPPLY, INC.

                              (Name of Issuer)


                       Common Stock, $1.00 par value

                      (Title of Class of Securities)


                                444482 10 3

                              (CUSIP Number)

                              David H. Hughes
                            Hughes Supply, Inc.
                               P.O. Box 2273
                     20 North Orange Avenue, Suite 200
                         Orlando, Florida  32802
                         Tel. No. (407) 841-4755

                   (Name, Address and Telephone Number
                     of Person Authorized to Receive
                       Notices and Communications)


                             December 30, 1993

                   (Date of Event which Requires Filing
                            of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject to this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

                     (continued on following page(s))

                            Page 1 of 8 Pages

CUSIP No. 444482 10 3
          . . . . . .


(1)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons of

                        David H. Hughes ###-##-####
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


(2)  Check the Appropriate Box if a Member of a Group

     (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .


(3)  SEC Use Only  . . . . . . . . . . . . . . . . . . . . . . .


(4)  Sources of Funds     00
                       . . . . . . . . . . . . . . . . . . . . .


(5)  Check if disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . .


(6)  Citizenship or Place of Organization    U.S.A.
                                          . . . . . . . . . . .


Number of      (7)  Sole Voting Power            203,916 shares
Shares Bene-                           . . . . . . . . . . . . .
ficially Owned
by Each Report-
ing Person With
               (8)  Shared Voting Power          129,070 shares
                                        . . . . . . . . . . . .


               (9)  Sole Dispositive Power       199,794 shares
                                          . . . . . . . . . . .


              (10)  Shared Dispositive Power     133,192 shares
                                            . . . . . . . . . .

                       (continued on following page)


(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      . . . . . . . . . . . . . . . . . . . . . .332,986 shares


(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares . . . . . . . . . . . . . . . . . . . . . . . . . .


(13) Percent of Class Represented by Amount in Row (11)    6.5%
                                                       . . . . .


(14) Type of Reporting Person                IN
                             . . . . . . . . . . . . . . . . . .

Item 1.  Security and Issuer.

     The securities which are the subject of this Amendment No. 3 (this "Amendment") are shares of common stock, $1.00 par value ("Common Stock"), of Hughes Supply, Inc. (the "Issuer") whose principal executive offices are located at 20 North Orange Avenue, Suite 200, Orlando, Florida, 32801.

Item 2.  Identity and Background.

     The following information relates to the person filing this statement:

          (a)  Name; David H. Hughes (the "reporting person").

          (b)  Business address; 20 North Orange Avenue
                                 Suite 200
                                 Orlando, Florida  32801

          (c)  Present principal occupation and employment;

               Chairman of the Board and Chief Executive Officer of the Issuer.

          (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

          (e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has he, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship; United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     This Amendment is filed for the purpose of reporting the changes in the reporting person's beneficial ownership last reported on the reporting person's Schedule 13D Amendment No. 4, dated February 17, 1993. Such changes consist solely of changes in the number of shares owned directly by him for his own account and shares owned directly by him as custodian resulting from gifts by him on December 30, 1993 to such custodian accounts and a change in his ownership percentage caused by changes in the number of outstanding shares of the Issuer outstanding which have occurred since such previous Amendment. See Item 5 of this Amendment for specific information with respect to the reporting person's respective ownership interests in the shares.

     None of the changes reported in this Amendment resulted from a purchase of securities or from an expenditure of funds or other consideration by the reporting person.

Item 4.  Purpose of Transaction.

     This Amendment is filed for the purpose of reporting the changes in ownership referred to in Item 3 above. With the possible exception of the acquisition by the reporting person, in his individual capacity, of additional shares of Common Stock, upon exercise of options under the Option Plan or otherwise, for investment purposes, or the acquisition of additional shares by the fiduciary accounts, whose share ownership is included in the reporting person's shared beneficial ownership set forth in Item 3 above, in the course of administering the assets of such accounts for investment purposes, the reporting person does not have any plans or proposals which relate to or result in:

          (a) The acquisition by any person of additional securities of the disposition of securities by the Issuer;

               (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

               (e) Any material change in the present capital-ization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j) Any similar action to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.

          (a) The reporting person may be deemed under the provisions of Rule 13(d)-3 to be the beneficial owner of 332,986 shares or 6.5% of the outstanding Common Stock of the Issuer.

               (b) The 332,986 shares of Common Stock which may be deemed to be beneficially owned by the reporting person includes the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition thereof as follows:

               Sole power to vote or direct the vote: 203,916 shares;

               Shared power to vote or direct the vote: 129,070 shares;

               Sole power to dispose or direct the disposition:
               199,794 shares; and

               Shared power to dispose or direct the disposition:
               133,192 shares.

               The shares of Common Stock subject to purchase under unexercised options granted under the Option Plan, 44,970 shares, are included in the number of shares indicated above as owned with sole voting power and sole power of disposition. The reporting person disclaims beneficial ownership of the 15,000 shares subject to options which are not exercisable within 60 days. Options with respect to increments of 7,500 of these shares will become exercisable as of May 28 in each of the years 1994 and 1995.

               (c) During the period since February 17, 1993, the date of Amendment No. 4 to the reporting person's
     Schedule 13D, the reporting person's most recent filing on Schedule 13D prior to this Amendment, the reporting person did not engage in any transaction or have any change in his beneficial ownership of Common Stock of the Issuer other than as set forth in Item 3 above.

               (d) As to the shares indicated in subparagraph (b) above as being subject to sole voting power, 203,916 shares, such shares are held as follows: 131,038 shares held as Trustee of the David H. Hughes Trust; 1,040 shares held as Custodian for Patrick C. Hughes; 22,246 shares held as Trustee of the Kristin E. Hughes Trust;
     4,122 shares held by the Issuer's Employee Stock
     Ownership Plan ("ESOP"); 500 shares held as Custodian for Shelby L. Hughes; and 44,970 of such shares are represented by unexercised options under the Option Plan, as to certain of which the reporting person disclaims beneficial ownership. The shares indicated in subparagraph (b) above as being subject to sole dispositive power, 199,794 shares, includes all of the aforementioned shares except the 4,122 shares held by the ESOP.

                    As to the shares indicated in subparagraph as being subject to shared voting power, 129,070 shares, such shares are held as follows: 29,377 shares held as a co-trustee of the Pauline B. Hughes Trust Charitable Lead Trust; 28,565 held as a co-trustee of the Vincent S.
     Hughes Generation Skipping Trust; 28,565 shares held as a co-trustee of the David H. Hughes Generation Skipping Trust; 1,918 shares held by Linda H. Hughes, the wife of the reporting person; and 40,645 shares held by Hughes, Inc., a Florida corporation of which the reporting person is a director, executive officer and owns a one-third equity interest. The shares indicated in subparagraph
     (b) above as being subject to shared dispositive power, 133,192, includes all of the aforementioned shares together with the 4,122 shares held by the ESOP.

               (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships of the nature referred to in the instructions to this item.

Item 7.  Material to be Filed as Exhibits.

     There are no exhibits filed with or required to be filed with this Amendment in accordance with instructions to this item.


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.




     April 1, 1994
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Date


     /S/ DAVID H. HUGHES
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     SIGNATURE




     DAVID H. HUGHES
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Name